Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated November 27, 2024, with respect to the financial statements and financial highlights of Keystone Private Income Fund for the year ended September 30, 2024, which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights,” “Independent Registered Public Accounting Firm; Legal Counsel,” “Independent Registered Public Accounting Firm” and “Financial Statements.”

/s/ GRANT THORNTON LLP

Newport Beach, California

June 23, 2025